News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT)
7 January 2014

Reed Elsevier announces appointment of Chief Financial Officer

Reed Elsevier today announced the appointment of Nick Luff as Chief Financial Officer.

Nick will join the company from Centrica plc, a FTSE 30 company and the UK’s biggest consumer energy group, where he has been CFO since 2007. Prior to this he was at P&O, the FTSE 100 logistics and shipping group, as well as its affiliated companies, including P&O Princess Cruises and Royal P&O Nedlloyd. While at P&O, he worked for 15 years in a variety of senior finance roles, including CFO of the parent company for seven years. He has a first class degree in mathematics from the University of Oxford and is a qualified UK Chartered Accountant.

Nick serves as a Non-executive Director of Lloyds Banking Group plc. He served as a Non-Executive Director at QinetiQ Group plc, the defence, aerospace and security services company, until December 2010, and at Royal P&O Nedlloyd NV from 2003 to 2005.

Erik Engstrom, Reed Elsevier Chief Executive, said: “I am pleased to have Nick join the team. His many years of experience as Finance Director of a FTSE 30 company, combined with his involvement in dual UK/US and Netherlands-based listings, make him a great fit for Reed Elsevier.”

Nick will take over in 2014 from Duncan Palmer who announced his resignation in September 2013 and will leave the business when a hand-over has been completed.

Anthony Habgood, Reed Elsevier Chairman said: “On behalf of the Reed Elsevier Boards, I would like to thank Duncan Palmer for the positive contribution that he made to Reed Elsevier. I am sorry that his family circumstances require him to return to the US and I wish him well for the future.  I would like to welcome Nick as our new CFO. We look forward to benefiting from his long-established skills in running the finances of FTSE100 companies”

Nick will be appointed to the Boards of Reed Elsevier PLC, Reed Elsevier Group plc and Reed Elsevier N.V. subject to the approval of shareholders. The effective date of his appointment remains to be confirmed.

There are no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

- ENDS -

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Notes to editors

About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 28,500 people of whom half are in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £19bn/€23bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.